11007925

2010

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC Mail Processing Section

JUN 21 2011

Washington, DC 110

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 333-151438

U. S. Steel Tubular Services Savings Plan

(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to U. S. Steel Tubular Services Savings Plan.

pwc

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
U. S. Steel Tubular Services Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of U. S. Steel Tubular Services Savings Plan (the "Plan") at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 17, 2011

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ in thousands)

	December 31, 2010	December 31, 2009
Assets		
Investments:		
Investments at fair value *(see Notes 10 and 12)*	$ 4,228	$ 2,949
Receivables:		
Notes receivable from participants	114	67
Total assets	4,342	3,016
Liabilities		
Excess contributions payable	19	-
Total liabilities	19	-
Net assets available for benefits at fair value	4,323	3,016
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1)	2
Net assets available for benefits	$ 4,322	$ 3,018

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ in thousands)

	Year Ended December 31, 2010	Year Ended December 31, 2009
Additions		
Earnings on investments:		
Interest	$ 6	$ 3
Dividends	73	63
Net appreciation in fair value of investments *(see Note 10)*	415	625
	494	691
Contributions:		
Received from:		
Employers	632	488
Participants (including rollovers)	548	599
Total additions	1,674	1,778
Deductions		
Benefit payments directly to participants or beneficiaries	365	148
Administrative expenses	5	2
Total deductions	370	150
Net additions	1,304	1,628
Net assets available for benefits:		
Beginning of year	3,018	1,390
End of year	$ 4,322	$ 3,018

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

1. *Plan description* – The following description provides general information regarding the U. S. Steel Tubular Services Savings Plan (the Plan), a defined contribution plan which covers non-union salaried employees of U. S. Steel Tubular Products, Inc. – Wheeling Machine Products Division, U. S. Steel Tubular Products, Inc. – Tubular Processing Services Division, U. S. Steel Tubular Products, Inc. – Tubular Threading and Inspection Services Division, and certain employees of United States Steel Corporation (the Company or Plan Sponsor) who are assigned to the Tubular Divisions listed above who transferred from Lone Star Technologies, Inc. and its subsidiaries on January 1, 2008, and non-union salaried employees of Steel Coil Services, Inc. from September 1, 2010 until February 28, 2011. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

   a. ***Contributions*** - Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis or a combination of both. Other qualified plan limits include:

	2010	2009
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$ 16,500	$ 16,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$ 5,500	$ 5,500
Maximum covered compensation[IRC 401(a)(17)]	$ 245,000	$ 245,000
Highly Compensated Employee Definition	$ 110,000	$ 110,000

   Savings on the first six percent (four percent for Steel Coil Services, Inc. employees) of base salary are matched by Company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only pre-tax savings (waived after the annual pre-tax savings limit for the year is reached). Matching company contributions, which vest when a participant attains two years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among twenty active investment options (as of December 31, 2010), which are listed in Note 10 (also, see Notes 1f and 3). All investments are participant directed. Matching company contributions to the Plan were reinstated effective June 1, 2010 up to six percent of base salary.

   Separate investment elections cannot be made with respect to pre-tax savings, after-tax savings, and catch-up contributions in the Plan. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

   Plan participants (other than those at Steel Coil Services, Inc.) also participate in a non-contributory defined contribution Retirement Account maintained under the Plan. With respect to the defined contribution Retirement Account component, the Company will make a contribution equal to 4% of the employee's monthly base salary to the employee's account on a monthly basis. Participants become fully vested in the value of the Retirement Account after attaining two years of continuous service.

   b. ***Payment of benefits*** - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting; however, such amounts are not available for in-service withdrawals prior to age 59-1/2. Vested company contributions and a participant's matched after-tax savings cannot be withdrawn in a partial withdrawal within 24 months after the contribution is made. A participant who terminates employment for any reason, and who, on the effective date of termination, had two or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than two years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death.

c. ***Forfeited accounts*** - Any forfeited nonvested company contributions ($95 thousand in 2010 and $61 thousand in 2009), from either matching company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2010 and 2009, company contributions were reduced by $82 thousand and $25 thousand, respectively, from forfeited nonvested accounts.

d. ***Participant accounts*** - Under the investment transfer provisions, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers. Fund restrictions include short-term trading fees for three investment options. Fidelity Diversified International Fund charges a fee equal to 1% of the value sold when selling shares after holding them less than 30 days. Fidelity Real Estate Investment Portfolio charges a fee equal to 0.75% of the value sold when selling shares after holding them less than 90 days. T. Rowe Price Emerging Markets Stock Fund charges a fee equal to 2% of the value sold when selling shares after holding them less than 90 days. In addition, Fidelity implemented an excessive trading policy in the mutual funds it offers under the Plan that also applies to certain non-Fidelity funds at the request of the applicable fund manager or plan sponsor.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of an active employee's immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers in to the Plan for 2010 and 2009 totaled $2 thousand and $41 thousand, respectively.

e. ***Notes receivable from participants*** - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months nor more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.5 percent throughout 2010 and 2009). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation.

f. ***Investment options*** – The Plan offers the following twenty active investment options:

Federated U.S. Treasury Cash Reserves – Institutional Class – A money market mutual fund that seeks to provide income, consistent with preservation of capital and liquidity. The fund invests only in a portfolio of short-term U.S. Treasury securities that pay interest exempt from state personal income tax.

Fidelity Managed Income Portfolio II – Class 3 – A portfolio that seeks to preserve the principal investment while earning interest income. The portfolio invests primarily in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and derivative instruments.

Fidelity Freedom Income Fund – A fund that seeks to provide high current income and some capital appreciation for those already in retirement. The fund allocates assets among underlying Fidelity funds according to a stable asset allocation strategy of approximately 14.6% in domestic equity funds, 5.4% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds.

Vanguard Inflation-Protected Securities Fund – Admiral Class – A bond mutual fund that seeks to provide investors inflation protection and income consistent with investment in inflation-indexed securities. The fund primarily invests in inflation-indexed bonds issued by the U.S. government.

Fidelity U.S. Bond Index Fund - An income mutual fund that seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital Aggregate Bond Index. The fund normally invests at least 80% of its assets in bonds included in the Barclays Capital Aggregate Bond Index.

Fidelity Contrafund – A growth mutual fund that seeks to provide capital appreciation. The fund primarily invests in common stocks. The fund may invest in securities of domestic and foreign issuers whose value the fund's manager believes is not fully recognized by the public.

Vanguard Windsor II Fund – Admiral Class - A large value fund that seeks to provide long-term capital appreciation and income. The fund invests mainly in medium-size and large companies whose stocks are considered by the fund's advisors to be undervalued.

Legg Mason Capital Management Value Trust, Inc. Class I - The Value Trust is managed by Legg Mason Funds Management, Inc. The fund invests in equity securities of companies with market capitalizations greater than $5 billion but may invest in companies of any size. It may invest up to 25% of total assets in long-term debt securities and up to 10% of total assets in debt securities rated below investment-grade.

Spartan 500 Index - Advantage Class - An index mutual fund that seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of its assets in common stocks included in the S&P 500 Index.

Morgan Stanley Institutional Mid Cap Growth Portfolio - The Mid Cap Growth Portfolio is managed by Morgan Stanley Investments LP, a division of Morgan Stanley Dean Witter Investment Management. The fund invests primarily in growth-oriented equity securities of U.S. and non-U.S. mid-cap companies. It may invest up to 25% of net assets in securities of foreign issuers, including issuers locating in emerging market countries or developing countries. The securities in which the fund may invest may be denominated in U.S. dollars or in currencies other than U.S. dollars.

Vanguard Explorer Fund – Admiral Class - A small growth fund that seeks to provide long-term capital appreciation. The fund invests mainly in the stocks of small companies. These companies tend to be unseasoned but are considered by the advisors to have superior growth potential. These companies often provide little or no dividend income.

Fidelity Diversified International Fund - A growth fund that invests internationally and seeks to provide capital growth. This fund normally invests primarily in foreign securities.

T. Rowe Price Emerging Markets Stock Fund - The Emerging Markets Stock Fund is managed by T. Rowe Price. The fund invests at least 80% of assets in emerging markets in Latin America, Asia, Europe, Africa, and the Middle East. It invests primarily in common stocks and may purchase the stocks of companies of any size.

Fidelity Real Estate Investment Portfolio - A growth and income mutual fund that seeks to provide above-average income and long-term capital growth. The fund normally invests 80% of its assets in domestic and foreign equity securities of companies principally engaged in the real estate industry.

Fidelity Freedom 2010 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2010. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2010). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2020 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2020. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2020). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2030 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2030. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2030). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2040 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2040. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2040). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2050 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2050. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2050). Ultimately, the fund will merge with the Freedom Income Fund.

United States Steel Corporation Stock Fund - Fidelity Investments acts as custodian, purchasing and selling agent. Dividends are reinvested into additional shares. Returns depend on the performance of United States Steel Corporation Common Stock.

2. ***Accounting policies:***

a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

As described in Accounting Standards Codification (ASC) Topic 962-325, investment contracts (including wrap contracts) held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC Topic 962-325, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

b. ***Use of estimates*** – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c. ***Investment valuation*** – The Plan's investments are stated at fair value as defined by Accounting Standards Codification (ASC) Topic 820 (see Note 12).

d. ***Net Appreciation*** – The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e. ***Investment by the Trustee*** – Fidelity Management Trust Company (the Trustee) shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from the Company to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' individual accounts in either 2010 or 2009.

g. ***Payment of benefits*** – Benefits are recorded when paid.

h. ***Income recognition*** – Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i. ***Subsequent Events*** – The Plan has evaluated subsequent events through the date on which the financial statements are issued.

3. ***Plan amendments*** – The Plan was amended to adopt various amendments required by the Pension Protection Act of 2006, the Worker, Retiree, and Employer Act of 2008 and the Heroes Earnings Assistance and Relief Tax Act of 2008.

The Plan was amended to adopt various amendments in response to Internal Revenue Service (IRS) recommendations resulting from the most recent determination letter application.

Effective September 1, 2010, Steel Coil Services, Inc. employees are designated as Eligible Employees under the Plan, with prior Fintube service recognized; however, they are excluded from the Retirement Account, and are subject to a maximum 4% match.

Effective June 1, 2010, the Plan was amended to recognize continuous service with Fintube Technologies, Inc. for Eligible Employees who transferred from Fintube Technologies, Inc. to an Employing Company on or after June 1, 2010.

Effective June 1, 2010, the Plan was amended to restore company matching contributions and establish a flat 6% maximum company match for all eligible participants.

Effective January 29, 2010, the Vanguard TIPS Fund – Admiral Class was added to the Plan. Effective January 22, 2010, the Plan was amended to relect that the Spartan U.S. Equity Index Fund changed its name to Spartan 500 Index Fund.

Effective December 22, 2009, the Plan was amended to comply with provisions of the Pension Protection Act of 2006 relating to rollovers to Roth IRAs and treatment of the gap period for corrective distributions.

The Plan was amended (effective for limitation years beginning on or after July 1, 2007) to adopt amendments required by the final tax regulations under Internal Revenue Code (IRC) Section 415.

The Plan was amended to include union-represented employees at two locations until: (a) April 30, 2009 – Tubular Processing Services Division, and (b) July 31, 2009 – Wheeling Machine Products Division – Hughes Springs facility.

Effective July 10, 2009, the Plan was amended to add two new investment options – Federated U.S. Treasury Cash Reserves – Institutional Class (including limits on transfers into this fund) and Fidelity Contrafund. The Fidelity Growth and Income Portfolio was closed to new investments and exchanges as of the close of business on the same date.

Effective July 1, 2009, provisions relating to temporary salary reductions, which were in effect for the period from July 1, 2009 to May 31, 2010, were adopted.

Effective February 25, 2009, the Plan was amended to include provisions relating to the 2009 Voluntary Early Retirement Program (2009 VERP).

Effective January 21, 2009, language relating to short-term redemption fees and the excessive trading policy was amended.

Effective January 1, 2009, the Plan was amended to temporarily cease company matching contributions. Also, the three-year cliff vesting schedule was changed to two years and the withdrawal rules were amended to prevent in-service withdrawals of company contributions prior to age 59 ½, establishing the Plan as a Qualified Automatic Contribution Arrangement safe harbor plan, but for the temporary cessation of company matching contributions.

4. ***Employer-related investments*** – Purchases and sales of United States Steel Corporation common stock in accordance with provisions of the Plan are permitted under ERISA.

5. ***Tax status*** – The IRS has determined and informed the Plan Administrator and Trustee by letter dated February 23, 2011 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter. The Plan Administrator and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

   Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. There are currently no active audits in progress for any tax periods.

6. ***Plan termination*** – The Plan Sponsor believes the existence of the Plan is in the best interest of its employees and although it has no intention of discontinuing it, the Plan Sponsor has the right to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

7. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

8. ***Related Party Transactions*** – Certain investments of the Plan are mutual funds and common collective trusts managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment's expense ratio. Therefore, the Plan is not directly billed for these fees.

   One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 4). Dividends received for 2010 and 2009 were $0.2 thousand and $0.4 thousand, respectively. Purchases and sales for 2010 were $420.6 thousand and $89.0 thousand, respectively, and purchases and sales for 2009 were $61.2 thousand and $42.7 thousand, respectively.

9. ***Managed Income Portfolio II – Class 3*** – The Managed Income Portfolio II – Class 3 (MIP II) investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of 5 wrap contracts, which calls for the application of Accounting Standards Codification (ASC) 962-325 for valuation purposes. See Note 12 for detail of investment valuation method of a common collective trust, the classification applicable to MIP II.

   As described in Note 2a, because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

   The Company is not aware of any events that would limit the Plan's ability to transact at contract value with the issuer. Average yields on the wrap contracts:

	2010	2009
Based on actual earnings	1.60%	2.09%
Based on interest rate credited to participants	2.04%	1.64%

10. ***Investments*** – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2010 and 2009 (dollars in thousands):

	December 31,			
	2010		2009	
	$	Shares	$	Shares
United States Steel Corporation - Common Stock	985	16,857	531	9,612
Fidelity Freedom 2020 Fund	952	69,055	711	56,614
Fidelity Freedom 2030 Fund	720	52,307	521	42,072
Fidelity Freedom 2040 Fund	479	59,789	355	49,528
Fidelity Freedom 2050 Fund	374	39,846	285	34,191
Fidelity Freedom 2010 Fund	241	17,768	200	16,000

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands as determined by quoted market price):

Investment Option Accounts	Year Ended December 31, 2010	2009
United States Steel Corporation - Common Stock	$ 124	180
Fidelity Freedom 2020 Fund	80	126
Fidelity Freedom 2030 Fund	70	104
Fidelity Freedom 2040 Fund	46	75
Fidelity Freedom 2050 Fund	37	64
Morgan Stanley Institutional Mid Cap Growth Portfolio	22	14
Fidelity Freedom 2010 Fund	18	33
T. Rowe Price Emerging Markets Stock Fund	8	13
Fidelity Freedom Income Fund	3	6
Spartan 500 Index - Advantage Class	2	2
Legg Mason Capital Management Value Trust, Inc. Class I	1	2
Vanguard Explorer Fund - Admiral Class	1	2
Vanguard Windsor II Fund - Admiral Class	1	2
Fidelity Real Estate Investment Portfolio	1	1
Fidelity Contrafund	1	0
Vanguard Inflation-Protected Securities Fund - Admiral Class	0	-
Fidelity Growth & Income Portfolio	0	0
Fidelity Diversified International Fund	0	1
Fidelity U.S. Bond Index Fund	-	0
Total Appreciation	$ 415	$ 625

11. ***Reconciliation of Financial Statements to 5500*** – The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500 (dollars in thousands):

	2010	2009
Net assets available for benefits per the financial statements	$ 4,341	$ 3,018
Less: Amounts allocated to deemed distributions or benefit payments	14	6
Net assets available for benefits per the Form 5500	$ 4,327	$ 3,012

The following is a reconciliation of benefits and distributions paid to participants per the financial statements for the year ended December 31, 2010 to Form 5500 (dollars in thousands):

Benefits payments directly to participants or beneficiaries per the financial statements	$ 365
Add: Amounts allocated to deemed distributions at 12/31/10	14
Less: Amounts allocated to benefit payments at 12/31/09	6
Benefits and distributions paid to participants per Form 5500	$ 373

Amounts allocated to participants with loans in default are recorded on the Form 5500 as benefits deemed distributed under the IRC but not for financial statement purposes at December 31, 2010, and amounts allocated to participants are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31, 2009, but not paid as of that date.

12. ***Fair Value Measurement*** – ASC Topic 820, Fair Value Measurements and Disclosures establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan's investments, and requires additional disclosure about fair value. The hierarchy of inputs is summarized below.

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Plan's own assumptions in determining the fair value of investments)

The Plan's assets are classified as follows:

Level 1	Level 2	Level 3
Interest-bearing cash	Common Collective Trusts	
Common Stock		
Mutual Funds		

An instrument's level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. Common Collective Trusts are valued at net asset value based on the market value of the underlying investments as priced by an external source.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary of the Plan's assets carried at fair value:

	Investments at Fair Value at December 31, 2010 (in thousands)			
	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest-bearing cash	$ 1	$ 1	$ -	$ -
Common Stock	986	986	-	-
Mutual Funds:				
Life cycle funds	2,827	2,827	-	-
Bond index fund	28	28	-	-
Large value fund	6	6	-	-
Large blend funds	36	36	-	-
Large growth fund	10	10	-	-
Mid growth fund	99	99	-	-
Small growth fund	12	12	-	-
International fund	4	4	-	-
Emerging markets fund	54	54	-	-
Specialty fund	6	6	-	-
Total Mutual Funds	3,082	3,082	-	-
Common Collective Trusts	159	-	159	-
Investments at fair value	$4,228	$4,069	$159	$ -

	Investments at Fair Value at December 31, 2009 (in thousands)			
	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock	$ 531	$ 531	$ -	$ -
Mutual Funds:				
Life cycle funds	2,077	2,077	-	-
Bond index fund	16	16	-	-
Large value fund	7	7	-	-
Large blend funds	24	24	-	-
Large growth fund	2	2	-	-
Mid growth fund	50	50	-	-
Small growth fund	7	7	-	-
International fund	7	7	-	-
Emerging markets fund	35	35	-	-
Specialty fund	1	1	-	-
Total Mutual Funds	2,276	2,276	-	-
Common Collective Trusts	142	-	142	-
Investments at fair value	$2,949	$2,807	$142	$-

There were no Level 3 assets at December 31, 2010 or December 31, 2009.

13. ***Recent Accounting Pronouncements*** – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements," which changes certain disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of level 1 and level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. In addition, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (level 3), separate information about purchases, sales, issuances, and settlements (that is, on an individual basis rather than as one net number). The Plan adopted the guidance in 2010 and there was no material impact on the Plan's financial statements.

    In September 2010, the FASB approved a consensus of its Emerging Issues Task Force (EITF) that loans to participants by defined contribution plans be classified as receivables. The consensus also provides that participant loans are exempt from the disclosure requirements about fair value in paragraphs 825-10-50-10 through 50-16 of the Codification. Plans should apply the classification guidance retrospectively to all prior periods presented. The amendment is effective for years ending after December 15, 2010. The Plan has adopted this guidance. In 2009, participant loans were presented as an investment at fair value. In 2010, this amount was reclassified as a receivable in accordance with the amendment.

14. ***Excess contributions payable*** – At December 31, 2010, a liability of $18,588 is recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRS.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN
EIN 25-1897152/ PN 029

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of Issuer/Fund Name	(c) Description of Investment	(e) Current Value
*	United States Steel Corporation Stock Fund	Employer-related security	984,796
*	United States Steel Corporation Stock Fund - Stock Purchase Account	Employer-related security	1,275
*	Fidelity Growth & Income Portfolio	Mutual fund	1,091
*	Spartan 500 Index - Advantage Class	Mutual fund	18,781
*	Fidelity Diversified International Fund	Mutual fund	4,734
*	Fidelity Freedom Income Fund	Mutual fund	59,928
*	Fidelity Freedom 2010 Fund	Mutual fund	241,466
*	Fidelity Freedom 2020 Fund	Mutual fund	952,271
*	Fidelity Freedom 2030 Fund	Mutual fund	720,266
*	Fidelity Freedom 2040 Fund	Mutual fund	478,912
*	Fidelity Freedom 2050 Fund	Mutual fund	373,756
*	Fidelity U.S. Bond Index Fund	Mutual fund	28,234
*	Fidelity Real Estate Investment Portfolio	Mutual fund	6,317
*	Fidelity Contrafund	Mutual fund	9,635
	Federated U. S. Treasury Cash Reserves - Institutional Class	Interest-bearing cash	603
	Legg Mason Capital Management Value Trust, Inc. Class I	Mutual fund	15,823
	Morgan Stanley Institutional Mid Cap Growth Portfolio	Mutual fund	98,607
	T. Rowe Price Emerging Markets Stock Fund	Mutual fund	54,399
	Vanguard Inflation-Protected Securities Fund - Admiral Class	Mutual fund	140
	Vanguard Windsor II Fund - Admiral Class	Mutual fund	6,315
	Vanguard Explorer Fund - Admiral Class	Mutual fund	11,798
*	Fidelity Managed Income Porfolio II - Class 3	Common/Collective Trust	157,692
*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 4.5%, Maturity Value 114,254	99,949
	Total Investments at 12/31/10		4,326,786

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U. S. Steel Tubular Services Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 17, 2011.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: /s/ Roberta J. Cox
Roberta J. Cox,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-151438) of United States Steel Corporation of our report dated June 17, 2010 relating to the financial statements of the U. S. Steel Tubular Services Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 17, 2010